                                                                  Exhibit 3



                                 EMPLOYMENT AGREEMENT


          Employment Agreement (the "AGREEMENT") dated as of December 15, 1997, by and between SPINE-TECH, INC., a Minnesota corporation (the "COMPANY"), and David W. Stassen ("EXECUTIVE").

          WHEREAS, SULZER MEDICA LTD., a corporation organized under the laws of Switzerland ("PARENT"), SULZER MEDICA ORTHOPEDICS ACQUISITION CORP., a Minnesota corporation and a wholly owned subsidiary of Parent (the "PURCHASER"), and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), pursuant to which the Purchaser will merge with and into the Company (the "MERGER"); and

          WHEREAS, in connection with the Merger, the parties desire to enter into this Agreement, to be effective at the Effective Time (as defined in the Merger Agreement);

          NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, the parties agree as follows:

     1.   EFFECTIVENESS OF AGREEMENT AND EMPLOYMENT OF EXECUTIVE.

          1.1. EFFECTIVENESS OF AGREEMENT. This Agreement shall become effective as of the Effective Time, at which time it shall supersede the employment and management agreement dated June 15, 1992 and February 1, 1996 respectively, between the Company and Executive. In the event that the Merger (as defined in the Merger Agreement) is not consummated by June 30, 1998, this Agreement shall be null and void.

          1.2. EMPLOYMENT BY THE COMPANY. The Company hereby employs Executive as President, and Executive hereby accepts such employment with the Company. Executive shall report to, and perform such duties and services for the Company, Parent and their respective subsidiaries and affiliates (Parent and such subsidiaries and affiliates collectively, "AFFILIATES") as may be designated from time to time by, the President of Sulzer Orthopedics Inc. or the Board of Directors of Parent (the "BOARD"), or the designee of either thereof. Executive shall use his diligent efforts to promote the interests of the Company and the Affiliates, and shall devote substantially all of his business time and attention to his employment under this Agreement; PROVIDED, HOWEVER, that nothing in this Agreement shall preclude Executive from (a) serving as, and receiving compensation for serving as, a director or member of a committee of any corporation or other business organization involving no conflict of interest with the interests of the Company and its Affiliates and, except with respect to directorships held as of the date hereof, approved by the President of Sulzer Orthopedics Inc., (b) engaging in charitable and community activities, or (c) managing his personal



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investments as long as such activities do not materially interfere with the regular performance of his duties under this Agreement.

          1.3. CONFIDENTIALITY. Executive understands and acknowledges that in the course of his employment, he will have access to and will learn information proprietary to the Company and its Affiliates that concerns the operation and methodology of the Company and its Affiliates, including, without limitation, business plans, financial information, protocols, proposals, manuals, clinical procedures and guidelines, scientific data, computer source codes, programs, software, knowhow and specifications, copyrights, trade secrets, market information, Developments (as hereinafter defined), data and customer information (collectively, "PROPRIETARY INFORMATION"). Executive agrees that, at all times (including following termination of the Employment Period (as hereinafter defined)), he will keep confidential and will not disclose directly or indirectly any such Proprietary Information to any third party, except as required to fulfill his duties hereunder, and will not misuse, misappropriate or exploit such Proprietary Information in any way. The restrictions contained herein shall not apply (a) to any information which Executive can demonstrate by written record was already available to the public at the time of disclosure, or subsequently become available to the public, otherwise than by breach of this Agreement, or (b) to any disclosures required by law or administrative process or in the defense of any claim against Executive or in the prosecution of any claim by Executive against the Company or any of its Affiliates. Upon any termination of the Employment Period, Executive shall immediately return to the Company all copies of any Proprietary Information in his possession.

          1.4. RESTRICTIONS ON SOLICITATION. During the period (the "RESTRICTED PERIOD") beginning on the Effective Time and ending on the earlier of (a) the fourth anniversary of the Effective Time and (b) the second anniversary of the date of cessation of the Employment Period for any reason whatsoever, Executive shall not, directly or indirectly, solicit or contact any customer of the Company or any of the Affiliates for any commercial pursuit that is in competition with the Company or any of the Affiliates, or that is contained from time to time by the Company's business plan, or take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Company or any of the Affiliates, or induce, or attempt to induce, any employees, agents or consultants of or to the Company or any of the Affiliates to do anything from which Executive is restricted by reason of this Agreement nor shall Executive, directly or indirectly, offer or aid others to offer employment to or interfere or attempt to interfere with any employees, agents or consultants of the Company or any of the Affiliates.

          1.5. RESTRICTIONS ON COMPETITIVE EMPLOYMENT. During the Restricted Period, Executive shall not (as principal, agent, employee, consultant or otherwise), directly or indirectly, engage in activities for, or render services to, any firm or business (other than the Company, Parent or any Affiliates of Parent) engaged or about to become engaged in any orthopedics products business competitive with the Company or any affiliated orthopedic business of Parent (a "COMPETITIVE BUSINESS"). Notwithstanding the foregoing, Executive may have an interest consisting of publicly traded securities constituting less than 1 percent of any class of publicly traded securities in any public company engaged in a Competitive Business so long as he is not employed by and does not consult with, or become a director of or otherwise engage in any activities for, such company.

          1.6. ASSIGNMENT OF DEVELOPMENTS. All Developments that are at any time made, conceived or suggested by Executive, whether acting alone or in conjunction with others, during or as a result of Executive's employment under this Agreement or any prior employment with the Company or the Affiliates, shall be the sole and absolute property of the Company and the Affiliates, free of any reserved or other rights of any kind on Executive's part. During Executive's employment and, if such Developments were made, conceived or suggested by Executive during or as a result of Executive's employment under this Agreement or any prior employment with the Company or the Affiliates, thereafter, Executive shall promptly make full disclosure of any such Developments to the Company and, at the Company's cost and expense, do all acts and things (including, among others, the execution and delivery under oath of patent and copyright applications and instruments of assignment) deemed by the Company to be necessary or desirable at any time in order to effect the full assignment to the Company and the Affiliates of Executive's right and title, if any, to such Developments. For purposes of this Agreement, the term "DEVELOPMENTS" shall mean all data, discoveries, findings, reports, designs, inventions, improvements, methods, practices, techniques, developments, programs, concepts, and ideas, whether or not patentable, relating to the present or planned activities, or future activities of which Executive is aware, or the products and services of the Company or any of the Affiliates; PROVIDED, HOWEVER, that the term "Developments" does not include any invention for which no equipment, supplies, facility or Proprietary Information of the Company was used and that was developed entirely on Executive's own time and (i) that does not relate (A) directly to the business of the Company or (B) to the Company's actual or demonstrably anticipated research or development or (ii) that does not result from any work performed by Executive for the Company.

          1.7. REMEDIES. Executive acknowledges and agrees that damages for a breach or threatened breach of any of the covenants set forth in Section 1.3,
1.4 or 1.5 will be difficult to determine and will not afford a full and adequate remedy, and therefore agrees that the Company, in addition to seeking actual damages in connection therewith, may seek specific enforcement of any such covenant in any court of competent jurisdiction, including, without limitation, by the issuance of a temporary or permanent injunction, without the necessity of a bond.

     2.   COMPENSATION AND BENEFITS.

          2.1. SALARY. The Company shall pay Executive for services during the Employment Period a base salary at the annual rate of $260,000, or such higher amount as may be established as provided herein. Any and all increases to Executive's base salary shall be determined by the President of Sulzer Orthopedics Inc. and the Group Vice President Human Resources of Sulzer Medica USA, it being understood and agreed that the first review of such salary shall occur on or around December 15, 1998 and any increase would be effective January 1, 1999. Such base salary shall be payable in equal installments, no less frequently than monthly, pursuant to the Company's customary payroll policies in force at the time of payment, less any required or authorized payroll deductions. In no event shall Executive's base salary for any year be reduced below the greater of the dollar amount specified in the first sentence of this Section 2.1 or the amount of base salary paid by the Company to Executive for the immediately preceding annual period.

          2.2 ANNUAL BONUS. Executive shall participate in an annual bonus plan for each of 1998 and 1999 under which bonuses shall be based on the attainment of annual sales and operating income objectives, as follows:

          (1) Actual sales and actual operating income for each year shall be expressed as a percentage of the respective objectives for such year;

          (2) The percentage determined for sales shall be multiplied by .25 and the percentage determined for operating income shall be multiplied by .75; and

          (3) The two products so determined shall be added together (the "FINAL ANNUAL PERCENTAGE").

If the Final Annual Percentage equals or exceeds 100%, an annual bonus shall be paid, such annual bonus to be in an amount equal to 50% of Executive's then base salary (annualized for any partial calendar year) plus 2.5% of such base salary for every 1% by which the Final Annual Percentage exceeds 100% (but the total annual bonus payable under this Section 2.2 shall not exceed 100% of such base salary). The sales and operating income objectives for 1998 are set forth on Exhibit A hereto and such objectives for 1999 shall be established by the Board in good faith. Subject to Executive's employment by the Company on December 31, 1998, the annual bonus with respect to 1998 shall be paid to Executive no later than March 15, 1999; subject to Executive's employment by the Company on December 31, 1999, the annual bonus with respect to 1999 shall be paid to Executive no later than March 15, 2000.

          2.3 LONG TERM INCENTIVE PLAN. Executive shall participate in a long-term bonus plan based on the attainment of sales and operating income objectives for the two-year period ending on December 31, 1999, as follows:

          (1) Actual sales and actual operating income for such period shall be expressed as a percentage of the respective objectives for such period;

          (2) The percentage determined for sales shall be multiplied by .25 and the percentage determined for operating income shall be multiplied by .75; and

          (3) The two products so determined shall be added together (the "Final Long-Term Percentage").

If the Final Long-Term Percentage equals or exceeds 100%, a long-term bonus shall be paid, such long-term bonus to be in an amount equal to 150% of Executive's average base salary for 1998 and 1999 (annualized for any partial calendar year) plus 7.5% of such average base salary for every 1% by which the Final Long-Term Percentage exceeds 100% (but the total long-term bonus payable under this Section 2.3 shall not exceed 300% of such average base salary). The sales and earnings objectives for the two-year period are set forth on Exhibit B hereto. Subject to Executive's continuous employment through December 31, 1999, any long-term bonus due to him shall be paid no later than March 15, 2000.

          2.4. BENEFITS. During the Employment Period, Executive shall be entitled to participate, on the same basis and at the same level as other senior executives of the Company, in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof; PROVIDED, HOWEVER, that the benefits provided to the Executive and his dependents hereunder shall in no event be less favorable to them, as a whole, than the benefits provided by the Company to its senior executives and their dependents on the date hereof.

          2.5. EXPENSES. Pursuant to the Company's customary policies in force at the time of payment, Executive shall be promptly reimbursed, against presentation of vouchers or receipts therefor, for all authorized expenses properly and reasonably incurred by him on behalf of the Company or its Affiliates in the performance of his duties hereunder.

     3.   EMPLOYMENT PERIOD.

          Executive's employment under this Agreement shall commence as of the Effective Time, and shall terminate on the second anniversary thereof (the "EMPLOYMENT PERIOD"), unless terminated earlier pursuant to Section 4.

     4. TERMINATION. The Employment Period may be terminated at any time by the Company or Executive.

          4.1. TERMINATION BY THE COMPANY FOR CAUSE; RESIGNATION WITHOUT CONSTRUCTIVE DISCHARGE. Upon a termination of the Employment Period by the Company for Cause or a resignation by Executive without Constructive Discharge (as defined below), the Company shall have no obligation to Executive other than the payment of Executive's earned and unpaid base salary (and bonus with respect to any completed fiscal year or other completed fiscal period) to the effective date of such termination.

          For purposes of this Agreement, the term "CAUSE" shall mean and be limited to, (i) gross neglect of duties by the Executive resulting in a material adverse effect on the Company's business, (ii) Executive's unauthorized appropriation of material property of the Company, or (iii) an act or acts committed by the Executive constituting a felony and detrimental to the Company or its reputation.

          4.2. DEATH; PERMANENT DISABILITY; TERMINATION BY THE COMPANY WITHOUT CAUSE; RESIGNATION FOR CONSTRUCTIVE DISCHARGE. In the event of Executive's death or Permanent Disability, the Company's termination of the Employment Period for any reason other than for Cause or Executive's resignation for Constructive Discharge, the Company shall have no obligation to Executive other than (i) a continuation of his base salary through the second anniversary of the Effective Time, and (ii) the payment of a portion of the awards which would have been payable to the Executive as annual and long-term bonuses as follows:

          (a) with respect to the annual bonus (x) Executive shall be entitled to receive the full amount of any bonus with respect to any completed fiscal year, payable on the date such bonus would have been paid had Executive's employment with the Company not terminated, and (y) with respect to the annual bonus payable with respect to any fiscal year of the Company in which Executive's employment terminates, Executive shall be paid a pro rata amount equal to the amount he would have received had he been employed by the Company on December 31 of such fiscal year times a fraction, the numerator of which is the number of days which Executive was employed by the Company in such fiscal year and the denominator of which is 365, which payment shall be made no later than the date such bonus would have been paid had Executive's employment not terminated;

          (b) with respect to the long-term bonus, Executive shall not be entitled to any portion thereof if his employment has terminated prior to December 31, 1998; if his employment terminates after such date, he shall be paid a pro rata amount equal to the amount he would have received had he been employed by the Company on December 31, 1999 times a fraction, the numerator of which is the total number of days which Executive was employed by the Company from the date of this Agreement through the date of termination and the denominator of which is 730, which payment shall be made no later than the date such bonus would have been paid had Executive's employment not terminated.

Notwithstanding the foregoing, such salary continuation (a) shall be subject to Executive's compliance with the restrictive covenants contained in Section 1 hereof and (b) may be reduced by any disability benefits received by Executive in the event of his Permanent Disability.

          As used herein, "CONSTRUCTIVE DISCHARGE" means:

          (i) the assignment to Executive of any duties inconsistent in any respect with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated hereunder, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive;

          (ii) any material reduction by the Company of Executive's base salary or fringe benefits, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Executive;

         (iii) the Company's requiring Executive to be based at any office or location other than as has been the custom immediately prior to the date of this Agreement; or

          (iv) a substantial breach of this Agreement by the Company that results in material economic harm to Executive.

For purpose of this Section 4.2, any good faith determination of "Constructive Discharge" made by Executive shall be conclusive.

          "PERMANENT DISABILITY" means a disability entitling Executive to long-term disability benefits under the long-term disability plan applicable to Executive.

          4.3. LIQUIDATED DAMAGES. Executive acknowledges that any payments under this Section 4 resulting from any termination of the Employment Period are in lieu of any and all claims that the Executive may have against the Company, and represent liquidated damages (and not a penalty).

          5. OPTIONS. During the Employment Period, Executive shall be eligible to participate in the Parent's Management Stock Option Plan. The amount of annual grants of stock options to be made to Executive under such plan (based on the fair market value of the stock subject to the options as of the date of grant) shall be 1.5 times Executive's base salary. Such options shall be non-qualified stock options and shall vest in four equal installments on the first through fourth anniversaries of the relevant data of grant.

          6. LIMITATION ON PAYMENTS. In the event that any payments or benefits hereunder would, absent the application of this Section 6, be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, then the Company shall reduce the payments and benefits due hereunder to the smallest extent necessary such that no such excise tax shall apply.

          7. NOTICES. Any notice or communication given by either party hereto to the other shall be in writing and personally delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the following addresses:


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

          (a)  if to the Company:

               Sulzer Medica USA Inc.
               4000 Technology Drive
               Angleton, Texas 77515
               Attn: T.C. Selman II,
                       Group Vice President

               with a copy to:

               Sulzer Medica USA Inc.
               4000 Technology Drive
               Angleton, Texas 77515
               Attn: Lawrence Panitz
                       General Counsel

          (b)  if to the Executive:

               Spine-Tech, Inc.
               7375 Bush Lake Road
               Minneapolis, Minnesota 55439
               Telecopier No.: 612-830-6388

Any notice shall be deemed given when actually delivered to such address, or two days after such notice has been mailed or sent by Federal Express, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

          8.   MISCELLANEOUS.

          8.1. ENTIRE AGREEMENT. This Agreement and Exhibits A and B hereto contain the entire understanding of the parties in respect of their subject matter and supersede upon their effectiveness all other prior agreements and understandings between the parties with respect to such subject matter.

          8.2. AMENDMENT; WAIVER. This Agreement may not be amended, supplemented, cancelled or discharged, except by written instrument executed by the party affected thereby. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

          8.3. BINDING EFFECT; ASSIGNMENT. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the


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

Company's business and properties. Executive's rights or obligations under this Agreement may not be assigned by Executive, except that the rights specified in
Section 4.2 shall pass upon the Executive's death to Executive's executor or administrator.

          8.4. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

          8.5. GOVERNING LAW; INTERPRETATION. This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy (other than conflict of laws principles) of the State of Minnesota applicable to contracts executed and to be wholly performed within such State.

          8.6. FURTHER ASSURANCES. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.

          8.7. SEVERABILITY; ARBITRATION. (a) The parties have carefully reviewed the provisions of this Agreement and agree that they are fair and equitable. However, in light of the possibility of differing interpretations of law and changes in circumstances, the parties agree that if any one or more of the provisions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall, to the extent permitted by law, remain in full force and effect and shall in no way be affected, impaired or invalidated. Moreover, if any of the provisions contained in this Agreement is determined by a court of competent jurisdiction to be excessively broad as to duration, activity, geographic application or subject, it shall be construed, by limiting or reducing it to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law.

          (b) ARBITRATION. Except for disputes arising under Section 1.3, 1.4 or 1.5 hereof, all disputes arising under this Agreement shall be submitted to final and binding arbitration in Minneapolis, Minnesota. The arbitrator shall be selected and the arbitration shall be conducted pursuant to the then most recent Employment Dispute Resolution Rules of the American Arbitration Association. The decision of the arbitrator shall be final and binding, and any court of competent jurisdiction may enter judgment upon the award. All fees and expenses of the arbitrator shall be shared equally by Executive and the Company. The arbitrator shall have jurisdiction and authority to interpret and apply the provisions of this Agreement and relevant federal, state and local laws insofar as necessary to the determination of the dispute and to remedy any breaches of this Agreement and/or applicable laws, but shall not have jurisdiction or authority to award punitive damages or alter in any way the provisions of this Agreement. The arbitrator shall have the authority to award attorney's fees and costs to the prevailing party. The party agree that this arbitration provision shall be in lieu of any claims procedure which may be required under federal law.


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

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                   SPINE-TECH INC.


                                   By:  /s/ David W. Stassen
                                      ----------------------------
                                      Name: David W. Stassen
                                      Title: CEO


                                   EXECUTIVE


                                   By:  /s/ David W. Stassen
                                      ----------------------------
                                      Name:  David W. Stassen
                                      Title: President


Acknowledged this 15 day of December 1997.


SULZER MEDICA LTD.


By:  /s/ A. Buchel
   ---------------------------
   Name: Andre P. Buchel
   Title: CEO




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

                                      EXHIBIT A


                               ANNUAL BONUS OBJECTIVES

                                         1998



SALES:                             $119,000,000

EARNINGS(1):                       $51,000,000












----------------
(1) Operating Income


                                          11
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                                      EXHIBIT B


                            LONG TERM INCENTIVE OBJECTIVES

                                     1998 & 1999




                   1998                          1999

SALES:         $119,000,000                  $229,000,000

EARNINGS(2):   $51,000,000                   $98,000,000



















------------------
(2) Operating income



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